Exhibit 99.1

Pactera Enters into Agreements with ChinaSoft on Transfer of Huawei Outsourcing Business

Beijing, December 27, 2013 - Pactera Technology International Ltd. (Nasdaq: PACT) (“Pactera” or the “Company”), a global consulting and technology services provider headquartered in China, announced today that it has entered into several agreements (the “Transfer Agreements”) with ChinaSoft International Limited (SEHK: 354) (“ChinaSoft”) and its affiliates under which the Company will sell and transfer certain of its outsourcing business with Huawei, the Company’s major telecom client, (the “Huawei Outsourcing Business to Transfer”) to ChinaSoft and its affiliates.

In accordance with the Transfer Agreements, the Company and its affiliates will sell, and ChinaSoft and its affiliates will purchase the Huawei Outsourcing Business to Transfer, including relevant business contracts, and the Company and its affiliates will procure the transfer of relevant project teams.  In addition, the Company and its affiliates will transfer to ChinaSoft and its affiliates certain assets and leases in connection with the Huawei Outsourcing Business to Transfer.

The closing of the transactions contemplated by the Transfer Agreements is expected to occur in the first quarter of 2014.

About Pactera

Pactera provides world-class business and IT consulting, solutions, and outsourcing services to a wide range of leading multinational firms through a globally integrated network of onsite and offsite delivery locations in China, the United States, Europe, Australia, Japan, Singapore and Malaysia. Pactera’s comprehensive services include business and technology advisory, enterprise application services, big data analytics, application development & maintenance, mobility, cloud computing, infrastructure management, software product engineering & globalization, and business process outsourcing. For more information, visit www.pactera.com.

For investor and media inquiries, please contact:

Tracy Zhou

Investor Relations

Pactera Technology International Ltd.

Tel: +86-10-5987-5138

E-mail: ir@pactera.com